UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Mindray Medical International Limited

(Name of Issuer)

Class A Ordinary Shares**

American Depositary Shares, each representing one Class A ordinary share

(Title of Class of Securities)

602675100

(CUSIP Number)

Li Xiting

Magic Bell Limited

Quiet Well Limited

Xu Hang

New Dragon (No. 12) Investments Limited

Jian Yao

New Phoenix Limited

Cheng Minghe

City Legend Limited

c/o Mindray Building, Keji 12th Road South,

Hi-tech Industrial Park, Nanshan, Shenzhen 518057

The People’s Republic of China

+(86) 755-8188-8666

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 3, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	Not for trading, but only in connection with the listing on The New York Stock Exchange of American depositary shares, each representing one Class A ordinary share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	602675100

1.	NAME OF REPORTING PERSON: Li Xiting
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 600,000
	8.	SHARED VOTING POWER 14,900,163
	9.	SOLE DISPOSITIVE POWER 600,000
	10.	SHARED DISPOSITIVE POWER 14,900,163
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,500,163(1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒(3)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.0%(4)
14.	TYPE OF REPORTING PERSON IN

(1)          Includes (i) 193,258 Class A Ordinary Shares; (ii) 14,080,214 Class B Ordinary Shares; (iii) 626,691 ADSs, and (iv) 600,000 Class A Ordinary Shares issuable upon the exercise of stock options held by Mr. Li, which includes stock options that vest within 60 days. The outstanding Ordinary Shares and ADSs held by Mr. Li are indirectly held through UBS Trustees (BVI) Limited, the trustee of Magic Bell Trust. The assets of the Magic Bell Trust include all outstanding shares of Magic Bell Limited (“Magic Bell”), a company incorporated under the laws of the British Virgin Islands, and Quiet Well Limited, a company incorporated under the laws of the British Virgin Islands (“Quiet Well”). Magic Bell is the sole owner of Quiet Well which in turn holds the above-mentioned Ordinary Shares and ADSs. Mr. Li Xiting retains sole voting and disposition power over all the Issuer’s securities held through Magic Bell Trust.

(2)          Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. See Item 5.

(3)          Mr. Li Xiting may be deemed to be part of a “group” with certain other Reporting Persons. See Items 2 and 5.

(4)          Assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares, percentage is calculated based on a total of 118,929,023 Ordinary Shares, including (i) 89,209,116 Class A Ordinary Shares and 29,119,907 Class B Ordinary Shares outstanding as of November 4, 2015, and (ii) 600,000 Class A Ordinary Shares underlying the stock options granted to Mr. Li which are exercisable within 60 days after the date hereof. In addition, each Class A Ordinary Shares is entitled to one vote on all matters subject to shareholder vote, and each Class B Ordinary Share is entitled to five votes on all matters subject to shareholder vote, the Ordinary Shares (including Ordinary Shares represented by ADSs) beneficially owned by Mr. Li represent approximately 30.5% of the total voting rights in the Issuer as of November 4, 2015.

CUSIP No.	602675100

1.	NAME OF REPORTING PERSON: Magic Bell Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 14,900,163
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 14,900,163
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,900,163(1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒(3)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6%(4)
14.	TYPE OF REPORTING PERSON CO

(1)          Includes (i) 193,258 Class A Ordinary Shares; (ii) 14,080,214 Class B Ordinary Shares; and (iii) 626,691 ADSs, held through Quiet Well.

(2)          Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. See Item 5.

(3)          Magic Bell may be deemed to be part of a “group” with certain other Reporting Persons. See Items 2 and 5.

(4)          Assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares, percentage is calculated based on a total of 118,329,023 Ordinary Shares, including 89,209,116 Class A Ordinary Shares and 29,119,907 Class B Ordinary Shares outstanding as of November 4, 2015. In addition, each Class A Ordinary Shares is entitled to one vote on all matters subject to shareholder vote, and each Class B Ordinary Share is entitled to five votes on all matters subject to shareholder vote, the Ordinary Shares (including Ordinary Shares represented by ADSs) held by Magic Bell represent approximately 30.3% of the total voting rights in the Issuer as of November 4, 2015.

CUSIP No.	602675100

1.	NAME OF REPORTING PERSON: Quiet Well Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 14,900,163
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 14,900,163
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,900,163(1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒(3)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6%(4)
14.	TYPE OF REPORTING PERSON CO

(1)          Includes (i) 193,258 Class A Ordinary Shares; (ii) 14,080,214 Class B Ordinary Shares; and (iii) 626,691 ADSs.

(2)          Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. See Item 5.

(3)          Quiet Well may be deemed to be part of a “group” with certain other Reporting Persons. See Items 2 and 5.

(4)          Assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares, percentage is calculated based on a total of 118,329,023 Ordinary Shares, including 89,209,116 Class A Ordinary Shares and 29,119,907 Class B Ordinary Shares outstanding as of November 4, 2015. In addition, each Class A Ordinary Shares is entitled to one vote on all matters subject to shareholder vote, and each Class B Ordinary Share is entitled to five votes on all matters subject to shareholder vote, the Ordinary Shares (including Ordinary Shares represented by ADSs) held by Quiet Well represent approximately 30.3% of the total voting rights in the Issuer as of November 4, 2015.

CUSIP No.	602675100

1.	NAME OF REPORTING PERSON: Xu Hang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 600,000
	8.	SHARED VOTING POWER 14,447,476(1)(2)
	9.	SOLE DISPOSITIVE POWER 600,000
	10.	SHARED DISPOSITIVE POWER 14,447,476(1)(2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,047,476(1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒(3)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%(4)
14.	TYPE OF REPORTING PERSON IN

(1)          Includes (i) 201,742 Class A Ordinary Shares held by New Dragon (No. 12) Investments Limited (“New Dragon”), of which Mr. Xu is the sole owner; (ii) 9,229,755 Class B Ordinary Shares held by New Dragon; (iii) 515,979 ADSs, which are held by Credit Suisse AG for the benefit of New Dragon; (iv) 4,000,000 Class B Ordinary Shares held by New Phoenix Limited (“New Phoenix”), wholly-owned by Mr. Xu’s wife, Ms. Jian; (v) ADSs representing 500,000 Class A Ordinary Shares, which are held by Credit Suisse AG for the benefit of New Phoenix; and (vi) 600,000 Class A Ordinary Shares issuable upon the exercise of stock options held by Mr. Xu, which includes stock options vesting within 60 days. 6,206,896 of the Class B Ordinary Shares are pledged pursuant to a Collateral Agreement as security for a credit facility made available by Credit Suisse AG to New Dragon (the “Credit Facility”).

(2)          Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. See Item 5.

(3)          Mr. Xu may be deemed to be part of a “group” with certain other Reporting Persons. See Items 2 and 5.

(4)          Assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares, percentage is calculated based on a total of 118,929,023 Ordinary Shares, including (i) 89,209,116 Class A Ordinary Shares and 29,119,907 Class B Ordinary Shares outstanding as of November 4, 2015, and (ii) 600,000 Class A Ordinary Shares underlying the stock options granted to Mr. Xu which are exercisable within 60 days after the date hereof. In addition, each Class A Ordinary Shares is entitled to one vote on all matters subject to shareholder vote, and each Class B Ordinary Share is entitled to five votes on all matters subject to shareholder vote, the Ordinary Shares (including Ordinary Shares represented by ADSs) beneficially owned by Mr. Xu represent approximately 28.9% of the total voting rights in the Issuer as of November 4, 2015.

CUSIP No.	602675100

1.	NAME OF REPORTING PERSON: New Dragon (No. 12) Investments Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 9,947,476
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 9,947,476
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,947,476(1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒(3)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%(4)
14.	TYPE OF REPORTING PERSON CO

(1)          Includes (i) 201,742 Class A Ordinary Shares; (ii) 9,229,755 Class B Ordinary Shares; and (iii) 515,979 ADSs, which are held by Credit Suisse AG for the benefit of New Dragon. 6,206,896 of the Class B Ordinary Shares are pledged as collateral for the Credit Facility.

(2)          Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. See Item 5.

(3)          New Dragon may be deemed to be part of a “group” with certain other Reporting Persons. See Items 2 and 5.

(4)          Assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares, percentage is calculated based on a total of 118,329,023 Ordinary Shares, including 89,029,116 Class A Ordinary Shares and 29,119,907 Class B Ordinary Shares outstanding as of November 4, 2015. In addition, each Class A Ordinary Shares is entitled to one vote on all matters subject to shareholder vote, and each Class B Ordinary Share is entitled to five votes on all matters subject to shareholder vote, the Ordinary Shares (including Ordinary Shares represented by ADSs) held by New Dragon represent approximately 20.0% of the total voting rights in the Issuer as of November 4, 2015.

CUSIP No.	602675100

1.	NAME OF REPORTING PERSON: Jian Yao
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,500,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,500,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,500,000(1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒(3)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%(4)
14.	TYPE OF REPORTING PERSON IN

(1)          Includes (i) 4,000,000 Class B Ordinary Shares held by New Phoenix; and (ii) 500,000 ADSs, which are held by Credit Suisse AG for the benefit of New Phoenix.

(2)          Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. See Item 5.

(3)          Ms. Jian may be deemed to be part of a “group” with certain other Reporting Persons. See Items 2 and 5.

(4)          Assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares, percentage is calculated based on a total of 118,329,023 Ordinary Shares, including 89,209,116 Class A Ordinary Shares and 29,119,907 Class B Ordinary Shares outstanding as of November 4, 2015. In addition, each Class A Ordinary Shares is entitled to one vote on all matters subject to shareholder vote, and each Class B Ordinary Share is entitled to five votes on all matters subject to shareholder vote, the Ordinary Shares (including Ordinary Shares represented by ADSs) beneficially owned by Ms. Jian represent approximately 8.7% of the total voting rights in the Issuer as of November 4, 2015.

CUSIP No.	602675100

1.	NAME OF REPORTING PERSON: New Phoenix Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,500,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,500,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,500,000(1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒(3)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%(4)
14.	TYPE OF REPORTING PERSON CO

(1)          Includes (i) 4,000,000 Class B Ordinary Shares; and (ii) 500,000 ADSs, which are held by Credit Suisse AG for the benefit of New Phoenix.

(2)          Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. See Item 5.

(3)          New Phoenix may be deemed to be part of a “group” with certain other Reporting Persons. See Items 2 and 5.

(4)          Assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares, percentage is calculated based on a total of 118,329,023 Ordinary Shares, including 89,209,116 Class A Ordinary Shares and 29,119,907 Class B Ordinary Shares outstanding as of November 4, 2015. In addition, each Class A Ordinary Shares is entitled to one vote on all matters subject to shareholder vote, and each Class B Ordinary Share is entitled to five votes on all matters subject to shareholder vote, the Ordinary Shares (including Ordinary Shares represented by ADSs) held by New Phoenix represent approximately 8.7% of the total voting rights in the Issuer as of November 4, 2015.

CUSIP No.	602675100

1.	NAME OF REPORTING PERSON: Cheng Minghe
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,188,288
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,188,288
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,188,288(1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒(3)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%(4)
14.	TYPE OF REPORTING PERSON IN

(1)          Includes (i) 1,809,938 Class B Ordinary Shares and (ii) 378,350 ADSs, which are held by City Legend Limited (“City Legend”). Mr. Cheng is the controlling shareholder and exercises investment and voting power over the shares held by City Legend.

(2)          Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. See Item 5.

(3)          Mr. Cheng may be deemed to be part of a “group” with certain other Reporting Persons. See Items 2 and 5.

(4)          Assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares, percentage is calculated based on a total of 118,329,023 Ordinary Shares, including (i) 89,209,116 Class A Ordinary Shares and 29,119,907 Class B Ordinary Shares outstanding as of November 4, 2015. In addition, each Class A Ordinary Shares is entitled to one vote on all matters subject to shareholder vote, and each Class B Ordinary Share is entitled to five votes on all matters subject to shareholder vote, the Ordinary Shares (including Ordinary Shares represented by ADSs) beneficially owned by Mr. Cheng represent approximately 4.0% of the total voting rights in the Issuer as of November 4, 2015.

CUSIP No.	602675100

1.	NAME OF REPORTING PERSON: City Legend Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,188,288
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,188,288
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,188,288(1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒(3)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%(4)
14.	TYPE OF REPORTING PERSON CO

(1)          Includes (i) 1,809,938 Class B Ordinary Shares and (ii) 378,350 ADSs.

(2)          Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. See Item 5.

(3)          City Legend may be deemed to be part of a “group” with certain other Reporting Persons. See Items 2 and 5.

(4)          Assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares, percentage is calculated based on a total of 118,329,023 Ordinary Shares, including 89,209,116 Class A Ordinary Shares and 29,119,907 Class B Ordinary Shares outstanding as of November 4, 2015. In addition, each Class A Ordinary Shares is entitled to one vote on all matters subject to shareholder vote, and each Class B Ordinary Share is entitled to five votes on all matters subject to shareholder vote, the Ordinary Shares (including Ordinary Shares represented by ADSs) held by City Legend represent approximately 4.0% of the total voting rights in the Issuer as of November 4, 2015.

INTRODUCTORY NOTE

This amendment No. 2 (this “Amendment No. 2”) is filed jointly by Mr. Li Xiting (“Mr. Li”), Magic Bell Limited (“Magic Bell”), Quiet Well Limited (“Quiet Well”), Mr. Xu Hang (“Mr. Xu”), New Dragon (No. 12) Investments Limited (“New Dragon”), Ms. Jian Yao (“Ms. Jian”), New Phoenix Limited (“New Phoenix”), Mr. Cheng Minghe (“Mr. Cheng”) and City Legend Limited (“City Legend”, and together with Mr. Li, Magic Bell, Quiet Well, Mr. Xu, New Dragon, Ms. Jian, New Phoenix and Mr. Cheng, the “Reporting Persons”, and each a “Reporting Person”), with respect to Mindray Medical International Limited (the “Company” or “Issuer”).

This Amendment No. 2 amends and supplements the Schedule 13D filed on June 11, 2015, as previously amended and supplemented by Amendment No. 1 filed on September 11, 2015 by the Reporting Persons. Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings assigned to such terms in the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby supplemented as follows:

Pursuant to an agreement and plan of merger, dated as of November 4, 2015 (the “Merger Agreement”), among Excelsior Union Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), Solid Union Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”) and the Company, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving company and a wholly-owned subsidiary of Parent (the “Merger”). The descriptions of the Merger and the Merger Agreement set forth in Item 4 below are incorporated by reference in their entirety into this Item 3. The information disclosed in this paragraph does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 7.04 as is incorporated herein by reference in its entirety.

It is anticipated that, at a price of US$28.0 in cash per ADS (each representing one Class A Ordinary Share) or US$28.0 in cash per Ordinary Share, approximately US$2.50 billion will be required for (i) purchasing approximately 85.6 million outstanding Ordinary Shares and ADSs not owned by the Rollover Shareholders (as defined below), (ii) paying for outstanding options, restricted shares and restricted share units to purchase Ordinary Shares and (iii) paying for transaction costs in connection with the Merger.

The financing for the Merger and other transactions contemplated by the Merger Agreement will be obtained pursuant to a debt commitment letter, dated as of November 3, 2015 (the “Debt Commitment Letter”), delivered by Bank of China Limited, Macau Branch and Ping An Bank Co., Ltd. (collectively the “Lenders”) to Merger Sub, together with the Company’s available cash. Under the terms and subject to the Debt Commitment Letter, the Lenders will provide a term loan facility in an aggregate amount of up to US$2,050 million to Merger Sub. The information disclosed in this paragraph does not purport to be complete and is qualified in its entirety by reference to the Debt Commitment Letter, a copy of which is filed as Exhibit 7.05 and is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, each of Quiet Well Limited, New Dragon (No. 12) Investments Limited, New Phoenix Limited and City Legend Limited (each, a “Rollover Shareholder” and together, the “Rollover Shareholders”) entered into a support agreement (each a “Support Agreement” and together, the “Support Agreements”) with Parent and Supreme Union Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Holdco”), pursuant to which an aggregate of 32,735,927 Ordinary Shares (assuming their respective options are fully exercised) owned by the Rollover Shareholders will be cancelled at the closing of the Merger in exchange for newly issued ordinary shares of Holdco. The Rollover Shareholders, which own an aggregate of approximately 27.7% of the outstanding Ordinary Shares, representing approximately 63.5% in the Company’s shareholder votes, also agreed, among other things, to, at the shareholders’ meeting of the Company for purposes of voting upon and approving the Merger Agreement and the transactions contemplated thereby, (i) cause its representative(s) to appear at such meeting or otherwise cause their Ordinary Shares to be counted as present thereat for purposes of determining whether a quorum is present, and (ii) vote or cause to be voted at such meeting all their Ordinary Shares (A) in favor of the approval of the Merger Agreement and any actions required in furtherance thereof, (B) against any competing acquisition proposal, (C) against any action, proposal transaction or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement, or of such Rollover Shareholder in the Support Agreement, (D) in favor of any adjournment or postponement of the Shareholders’ Meeting as may be reasonably requested by Parent, and (E) in favor of any other matter necessary to effect the transactions under the Merger Agreement, unless the Company’s board of directors (at the direction of the Special Committee) or the Special Committee has made a change in the company recommendation. The information disclosed in this paragraph does not purport to be complete and is qualified in its entirety by reference to the Support Agreements, copies of which are filed as Exhibit 7.06 through Exhibit 7.08, and are incorporated herein by reference in their entirety.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby supplemented as follows:

On November 4, 2015, the Company announced in a press release that it had entered into the Merger Agreement. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), each Ordinary Share or ADS issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares and the Dissenting Shares, each as defined below) will be cancelled and cease to exist in exchange for the right to receive US$28.0 in cash without interest and net of any withholding taxes. “Excluded Shares” means, collectively, Ordinary Shares and ADSs beneficially owned (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) by the Rollover Shareholders. Each of the Excluded Shares and ADSs representing the Excluded Shares will be cancelled and cease to exist at the Effective Time without payment of any consideration or distribution therefor. “Dissenting Shares” means Ordinary Shares outstanding immediately prior to the Effective Time and held by holders who have validly given a written objection with respect to the Merger pursuant to Section 238(2) of the Cayman Islands Companies Law (the “CICL”) and not withdrawn or lost their dissenter’s rights pursuant to the CICL. Each Dissenting Share will be cancelled at the Effective Time for the right to receive from the surviving corporation the fair value of such Ordinary Shares as determined in accordance with the CICL.

The consummation of the Merger is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including the approval of the Merger Agreement and the transactions contemplated thereby by holders of Ordinary Shares representing two-thirds or more of the Ordinary Shares present and voting at a shareholders’ meeting of the Company convened for purposes of voting upon and approving the Merger Agreement and the transactions contemplated thereby. The Merger Agreement may be terminated by the Company or Parent under certain circumstances.

The purpose of the transactions contemplated under the Merger Agreement, including the Merger, is to acquire all of the outstanding Ordinary Shares and ADSs not owned by the Rollover Shareholders. If the Merger is consummated, ADSs will no longer be traded on the New York Stock Exchange, the ADSs and Ordinary Shares will cease to be registered under Section 12 of the Exchange Act, and the Company will be privately held by Parent. The information disclosed in this paragraph and the preceding two paragraphs is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, Quiet Well, New Dragon, New Phoenix and City Legend (each a “Guarantor” and together, the “Guarantors”), as well as Mr. Li, Mr. Xu and Mr. Cheng (each a “Beneficial Owner” and together, the “Beneficial Owners”) entered into a limited guaranty in favor of the Company (the “Limited Guaranty”), pursuant to which each Guarantor irrevocably and unconditionally guaranteed, subject to certain conditions, a portion of Parent’s payment obligations under the Merger Agreement for the termination fee that may become payable by Parent under certain circumstances and certain reimbursement obligations set forth therein. The information disclosed in this paragraph is qualified in its entirety by reference to the Limited Guaranty, a copy of which is filed as Exhibit 7.09, and is incorporated herein by reference in its entirety.

Item 3 of this Schedule 13D/A is incorporated herein by reference.

Other than described in Item 3 and Item 4 above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D. The reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Company, or any other actions that could involve one or more of the types of the transactions that have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby supplemented as follows:

The descriptions of the Merger Agreement, the Debt Commitment Letter, the Support Agreements and the Limited Guaranty under Item 3 and Item 4 are incorporated herein by reference. The summary of certain provisions of such agreements in this Schedule 13D/A are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements.

To the best of the knowledge of the Reporting Persons, except as provided herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, or the giving or withholding of proxies, between any of the Reporting Persons, and any other person, with respect to any securities of the Company, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby supplemented as follows:

Exhibit 7.04	Agreement and Plan of Merger, among Excelsior Union Limited, Solid Union Limited and the Company, dated as of November 4, 2015, incorporated herein by reference to Exhibit 99.2 to the Report on Form 6-K furnished by the Company to the SEC on November 4, 2015.

Exhibit 7.05	Debt Commitment Letter, by Bank of China Limited, Macau Branch and Ping An Bank Co., Ltd. in favor of Solid Union Limited, dated as of November 3, 2015.

Exhibit 7.06	Support Agreement, by and among Quiet Well Limited, Supreme Union Limited and Excelsior Union Limited, dated as of November 4, 2015.

Exhibit 7.07	Support Agreement, by and among New Dragon (No. 12) Investments Limited, New Phoenix Limited, Supreme Union Limited and Excelsior Union Limited, dated as of November 4, 2015.

Exhibit 7.08	Support Agreement, by and among City Legend Limited, Supreme Union Limited and Excelsior Union Limited, dated as of November 4, 2015.

Exhibit 7.09	Limited Guaranty, by and among Quiet Well Limited, New Dragon (No. 12) Investments Limited, New Phoenix Limited, City Legend Limited, Mr. Xiting Li, Mr. Hang Xu, and Mr. Minghe Cheng in favor of the Company, dated as of November 4, 2015, incorporated herein by reference to Exhibit 99.3 to the Report on Form 6-K furnished by the Company to the SEC on November 4, 2015.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2015

Li Xiting

By:	/s/ Li Xiting

Magic Bell Limited

By:	/s/ Li Xiting
	Name:	Li Xiting
	Title:	Sole Director

Quiet Well Limited

By:	/s/ Li Xiting
	Name:	Li Xiting
	Title:	Sole Director

[Signature Page to Amendment No. 2]

Xu Hang

By:	/s/ Xu Hang

New Dragon (No. 12) Investments Limited

By:	/s/ Xu Hang
	Name:	Xu Hang
	Title:	Director

Jian YAO

By:	/s/ Jian Yao

New Phoenix Limited

By:	/s/ Jian Yao
	Name:	Jian Yao
	Title:	Director

[Signature Page to Amendment No. 2]

Cheng Minghe

By:	/s/ Cheng Minghe

City Legend Limited

By:	/s/ Cheng Minghe
	Name:	Cheng Minghe
	Title:	Director

[Signature Page to Amendment No. 2]